  Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-263880
PROSPECTUS
MULLEN AUTOMOTIVE INC.
253,109,032 Shares of Common Stock

This prospectus of Mullen Automotive Inc. (formerly known as Net Element, Inc.), a Delaware corporation (the “Company” or “Mullen”), relates solely to the resale by the investors listed in the section of this prospectus entitled “Selling Stockholders” (the “Selling Stockholders”) of up to 253,109,032 shares (“Offered Shares”) of our common stock, par value $0.001 per share (“Common Stock”). The Offered Shares consist solely of 51,622,302 shares of our Common Stock, 4,974,266 shares of our Common Stock (the “Conversion Shares”) issuable upon conversion of our preferred stock, and up to 196,512,464 shares of our Common Stock (the “Warrant Shares”) issuable upon exercise of outstanding warrants to purchase shares of our Common Stock (the “Warrants”).
We are registering the resale of the Conversion Shares and the Warrant Shares as required by that certain Registration Rights Agreement, entered into among Mullen Technologies, Inc (“Mullen Technologies”) and certain of the Selling Stockholders (the “Registration Rights Agreement”) and that certain Exchange Agreement, entered into among Mullen Technologies and certain of the Selling Stockholders (the “Exchange Agreement”).
Each share of our Series C Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”) is currently convertible into Common Stock on a 1:1 basis. Currently, 4,974,266 Common Stock are issuable upon the conversion of the Series C Preferred Stock. The Warrants have an exercise price of $8.84 (as adjusted as provided in the warrants and further in accordance with the Merger Agreement (defined below)) were exercisable upon issuance and have a term of five years from the date of issuance. Currently, 15,880,371 Warrant Shares are issuable under the Warrants. The additional shares of our Common Stock included in this prospectus are being registered for resale pursuant to the terms of the Warrants and the Registration Rights Agreement to cover additional shares of Common Stock that may be issuable under the anti-dilution provisions contained in the terms of our Series C Preferred Stock and the Warrants and described herein under “Selling Stockholders” and “Description of Capital Stock.”
Our registration of the Conversion Shares and the Warrant Shares covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Conversion Shares and the Warrant Shares. The Selling Stockholders may sell the Conversion Shares and the Warrant Shares covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the Selling Stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution” of this prospectus. We will not receive any of the proceeds from the Conversion Shares and the Warrant Shares sold by the Selling Stockholders, other than any proceeds from any cash exercise of the Warrants.
No underwriter or other person has been engaged to facilitate the sale of our Common Stock in this offering. The Selling Stockholders and any broker-dealers or agents may, individually but not severally, be deemed to be an “underwriter” within the meaning of the Securities Act, of the shares of Common Stock that they are offering pursuant to this prospectus. We will bear all costs, expenses and fees in connection with the registration of the Conversion Shares and Warrant Shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their respective sales of our Common Stock.
You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus carefully before you invest. Our common stock is listed on The NASDAQ Capital Market under the symbol “MULN”. On March 24, 2022, the last reported sale price of our common stock on The NASDAQ Capital Market was $3.00 per share.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in this prospectus on page 7 before buying our Securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 15, 2022

Mullen Automotive Inc. and its consolidated subsidiaries are referred to herein as “Mullen,” “the Company,” “we,” “us” and “our,” unless the context indicates otherwise.
You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus. This prospectus and any future prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or such prospectus supplement or that the information contained by reference to this prospectus or any prospectus supplement is correct as of any time after its date.

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FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this prospectus may include forward-looking statements that reflect our current views with respect to our research and development activities, business strategy, business plan, financial performance and other future events. These statements include forward-looking statements both with respect to us, specifically, and the biotechnology sector, in general. We make these statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
All forward-looking statements involve inherent risks and uncertainties, and there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those factors set forth under the caption “Risk Factors” in this prospectus supplement and in our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus supplement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.
If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this Note. Before purchasing any of our securities, you should consider carefully all of the factors set forth or referred to in this prospectus that could cause actual results to differ.

PROSPECTUS SUMMARY
The following summary highlights some information from this prospectus. It is not complete and does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus, including the “Risk Factors” section on page 6, the financial statements and related notes and the other more detailed information appearing elsewhere or incorporated by reference into this prospectus.
The Company
Mullen Automotive Inc. operates a Southern California-based electric vehicle company that operates in various verticals of businesses focused within the automotive industry. The Company has two electric vehicles under development, one of which we expect to begin delivery of in the second quarter of 2024. Mullen has several divisions that plan to operate synergistic businesses, being: CarHub, a digital platform that leverages artificial intelligence to offer an interactive solution for buying, selling and owning a car, and Mullen Energy, a division focused on advancing battery technology and emergency point-of-care solutions.
Our Strengths and Strategy
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Experienced and proven team in the Electric Vehicle (“EV”) space.   Our executive team has extensive experience in the automotive original equipment manufacturing (“OEM”) space. They have a detailed understanding of the product development cycle from blank sheet to post launch activities in both the high and low volume segments — knowing the different economies of scale which is vital to creating a high-quality profitable product. The team brings expertise in studio design, engineering, manufacturing, energy storage systems, market analysis, corporate development, strategic planning and investment strategies.

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Design.   Our platform architecture creates the opportunity for vehicles with unique aspect ratios — low roof line, wide track width, svelte body, and a long wheelbase. The vehicle will be a top safety plus pick and will have a five-star crash rating. To achieve this target, we will use next generation ultra-high strength steel alloys. The entire structure will use mixed materials.

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Unique plan.   Our approach is speed-to-market with lower capital investment requirements compared to other startup EV companies. Our plan includes launch the Mullen FIVE Crossover in 36 months from program start (with start of production in Q4 of 2024), while keeping expenditures low by utilizing strategic partnerships in engineering and manufacturing, while implementing rigorous spending controls and traceability to mitigate extraneous spending. For our initial launch we will use state-of-the-art Li-Ion technology, but we believe that our future battery technology will eventually allow us to deliver our high voltage batteries under $100 per kWh at over two times the energy density of current commercially available lithium batteries. We anticipate the batteries used in our cars will be able to withstand extreme abuse testing, which we believe should make them safer than other commercially available lithium batteries. We plan to utilize a more environmentally sustainable chemistry that does not have a high content of rare precious materials.

Our Growth Strategy
We intend to leverage the following growth strategies to drive stakeholder value.
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Continue to develop the Mullen FIVE.   We intend to continue to invest in research and development and work on establishing partnerships that would enable us to commence customer deliveries of the vehicle model named the Mullen FIVE as early as fourth quarter of 2024. As part of this plan, we expect to begin building prototype Mullen FIVEs in 2022.

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Develop additional high value, sustainable EV models.   We believe the combination of our design expertise, along with the expected power and versatility of a new platform, will enable us to efficiently achieve our goal of providing a fleet of high value, sustainable EVs. We intend to utilize one or more platforms over time to develop additional vehicles to complement the Mullen FIVE.

Our Vehicles
Our initial entry into the EV and Crossover market will be designed, engineered, and manufactured in the United States. Our business model for entry into the EV market consists of core tenets that include speed-to-market (36 months), efficient use of funds and investments, experienced leadership and engineering, designed to US market needs, and complemented with a portfolio of competitively priced vehicles (multiple vehicles on one platforms) in the fast-growing ESUV segment.
We expect our products and services will include the following:
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Mullen FIVE:   The Mullen FIVE represents Mullen Automotive’s entry into the full-electric, mid-size luxury SUV market. The Mullen FIVE is competitively priced starting at $55,000 — for the United States market before federal and state incentives are applied. Offering at least two optional packages, with a price range from a base price of $55,000 to $75,000 (for additional features), will allow customers to purchase a vehicle with options that best fit their budgetary and performance needs. Product validation is expected to begin in the 4th quarter of 2023 with the first sellable vehicles available in the fourth quarter of 2024.

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The Mullen FIVE is expected to deliver an electric range up to 325 miles. We intend to focus more on efficiency rather than extreme performance. We expect to achieve this by optimizing battery capacity, vehicle aerodynamics, rolling inertia, and software controls.

The Merger, Transactions and Name Change
On November 5, 2021, the Company (formerly known as Net Element, Inc.), completed its business combination with Mullen Automotive, Inc. (“Mullen Automotive”), in accordance with the terms of the Second Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2021, as amended, by and among Mullen, Mullen Acquisition, Inc. (“Merger Sub”), Mullen Automotive, and Mullen Technologies (the “Merger Agreement”). Pursuant to the merger, Merger Sub merged with and into Mullen Automotive, with Mullen Automotive surviving as a wholly owned subsidiary of Mullen (the “Merger”).
Prior to the Merger, Mullen Automotive and Mullen Technologies underwent the following transactions: (i) Mullen Technologies assigned and transferred to Mullen Automotive all of its electric vehicle business related assets, business and operations and (ii) Mullen Automotive assumed certain debt and liabilities of Mullen Technologies. Prior to the Merger, Mullen Technologies spun off, via a share dividend, all of the capital stock of Mullen Automotive to the stockholders of Mullen Technologies as of the effective date of such spin off. After such spin off and immediately prior to the Merger, the capital structure of Mullen Automotive (including its issued and outstanding common and preferred stock) mirrored the capital structure of Mullen Technologies. Pursuant to the terms of the Merger Agreement, the Merger Sub merges with and into Mullen Automotive, with Mullen Automotive surviving as a wholly owned subsidiary of the Company. Upon completion of the Merger, the Company became the parent company of Mullen Automotive. In connection with the Merger, the Company changed its name from “Net Element, Inc.” to “Mullen Automotive Inc.”
The Exchange Agreement
Mullen Technologies and the holders (“Noteholders”) of $10,762,500 in aggregate principal amount of 15% unsecured convertible notes (the “Notes”) previously issued pursuant to certain Securities Purchase Agreements between Mullen Technologies and the Noteholders (“Prior SPAs”) entered into an Exchange Agreement (the “Exchange Agreement”) dated as of May 7, 2021, as amended, pursuant to which the Noteholders exchanged their Notes for Series C Preferred Stock of Mullen Technologies (the “Exchange Shares”). A condition to the Noteholders’ obligation to exchange the Notes included that the Company had received conditional approval for listing our Common Stock on the Nasdaq Capital Market and all conditions for closing the Merger had been met. In connection with the initial issuance of the Notes and further to the Exchange Agreement, the Noteholders also received a total of 42,759,290 additional warrants to purchase Mullen Technologies common stock at a purchase price of $0.6877 per share.
The Exchange Agreement requires Mullen Technologies to file a registration statement with the SEC under the Securities Act to register the sale of shares of common stock issuable upon conversion of the

Exchange Shares by the Noteholders (the “Registration Statement”). The Registration Statement must be filed within 15 days of the closing of the Exchange Agreement, and if the Registration Statement is not effective within 60 days of the closing of the Exchange Agreement, penalties will accrue for each day until it becomes effective.
At the effective time of the Merger, (i) each of the Exchange Shares were canceled and converted automatically into the right to receive 0.078 shares of the Series C Preferred Stock, (ii) each of the warrants to purchase Mullen Technologies common stock were canceled and converted automatically into a Warrant and (iii) the obligations under the Exchange Agreement were assumed by the Company.
Prior SPAs and Related Warrants
The Notes described above were issued pursuant to Prior SPAs with the various Noteholders in 2020 and 2021 generally to finance Mullen Technologies’ electric vehicle business. The Prior SPAs provided for the issuance of the Notes and a specified number of warrants allowing the Noteholders to purchase common stock at an exercise price of $0.6877 per share, at any time prior to an expiration date that is generally 5 years after the date of issuance.
At the effective time of the Merger, each of the warrants to purchase Mullen Technologies common stock were canceled and converted automatically into a Warrant.
Additional Securities Purchase Agreement and Related Warrants
One of the Noteholders and Mullen Technologies entered into an additional Securities Purchase Agreement (the “$20 Million SPA”) dated as of May 7, 2021, providing for the purchase of 29,082,449 shares of Series C Preferred Stock of Mullen Technologies (the “Purchase Shares”) at a price per share equal to $0.6877 per share, and five year warrants to purchase, at no additional cost, 75,990,980 shares of common stock of Mullen Technologies at an exercise price $0.6877 per share. Under a proposed revision to the $20 Million SPA, by mutual agreement of the investor and Mullen Technologies, an additional $40 million of Series C Preferred Stock with similar warrant coverage may be sold by Mullen Technologies to the investor. The exercise price of these warrants is subject to adjustment in accordance with their terms and further in accordance with Schedule A of the Merger Agreement.
As a condition to entering into the $20 Million SPA, the parties also entered into a Registration Rights Agreement, whereby Mullen Technologies is required to file a registration statement (the “Initial Registration Statement”) to register for resale all of the Registrable Securities issuable under the $20 Million SPA not later than the 15th day following the closing of the purchase of the Series C Preferred Stock under the $20 Million SPA (the “Filing Deadline”). Subject to certain limitations and exceptions, Registrable Securities include all shares of common stock issuable upon conversion of the Series C Preferred Stock and exercise of the warrants purchased pursuant to the $20 Million SPA, along with shares issuable in connection with anti-dilution provisions or upon any stock split, dividend or other distribution, recapitalization or similar event. The Initial Registration Statement must cover at least 125% of the maximum number of shares issuable on conversion of the Series C Preferred Stock and exercise of the warrants. The Initial Registration Statement must be declared effective by the SEC not later than the 60th day following the Filing Deadline or, in the event of a full review by the SEC, the 120th day following the Filing Deadline (the “Effectiveness Deadline”). The Registration Rights Agreement contains other requirements as to the form and content of the required registration statement, the timing of requesting SEC action to declare the registration statement effective, and of certain notices that must be given to the holders with respect to effectiveness and other matters.
At the effective time of the Merger, (i) each of the Purchase Shares were canceled and converted automatically into the right to receive 0.078 shares of the Series C Preferred Stock, (ii) each of the warrants to purchase Mullen Technologies common stock were canceled and converted automatically into a Warrant and (iii) the obligations under the Registration Rights Agreement were assumed by the Company.
Additional Investment Rights
Certain Selling Stockholders of Mullen have the right to purchase additional shares of Series C Preferred Stock and warrants. Until November 5, 2022, (a) pursuant to the Exchange Agreement certain investors have the right to purchase additional up to 2,710,255 shares of Series C Preferred Stock and up to 8,130,765 warrants in amounts equal to not less than 100% nor more than 200% of the amounts originally purchased by such investor pursuant to the Prior SPAs and (b) the investor under the $20 Million SPA has the right to purchase up to 2,263,970 shares of Series C Preferred Stock and up to 6,791,909 warrants following its original purchase, in an amount not less than 100% nor more than 200% of the price for the original securities purchased and on the same terms and conditions (the “Additional Investment Rights”).
Amendments to Anti-Dilution Provisions of Preferred Stock
On January 31, 2022 the Company received stockholder approval by the written consent of a majority of our stockholders approving, and on January 31, 2022 filed a preliminary information statement of Schedule 14C with the SEC, seeking to ratify, the filing of a Certificate of Amendment to the Amended and Restated Certificate of Incorporation to increase the conversion price of the Series B Preferred Stock and Series C Preferred Stock from $0.6877 per share to $8.84 per share. The Amendments were adopted to honor the terms set forth in the Merger Agreement, pursuant to which the Company agreed to issue shares of our Series B Preferred Stock and Series C Preferred Stock to holders of Series B Preferred Stock and Series C Preferred Stock of Mullen Technologies, Inc. at a ratio of 1-for-12.846. Upon issuance of the preferred stock at such ratio a corresponding adjustment should have been made to the conversion price of such Series B Preferred Stock and Series C Preferred Stock and such adjustment should have been reflected in the Amended and Restated Certificate of Incorporation that was filed after the closing of the merger. A Certificate of Amendment effecting the Amendments was filed on March 8, 2022.
Amendments to Warrants and Anti-Dilution Waivers
On February 10, 2022, the Company entered into amendments to the Prior SPAs. Pursuant to these amendments, the terms of the Warrants were amended as follows: (i) each holder of the Warrant irrevocably waived their anti-dilution rights and the adjustment of the exercise price and number of shares issuable upon exercise of the Warrants with regards to the issuance of dilutive additional shares of common stock; (ii) the exercise price per share of the Warrants was changed from $0.6877 to $8.834; and (iii) with regards to cashless exercise formular for the Warrants, (a) the exercise price for a cashless exercise was amended from the Closing Bid Price of the common stock as of two trading days prior to the time of exercise to the lower of the Closing Bid Prices of the common stock in the two days prior to the time of exercise, and (b) the definition of Black Scholes value was increased by $3.00 per Warrant. Furthermore, the holders also irrevocably waived the anti-dilution rights and the adjustment of the conversion price and number of shares issuable upon conversion of Series C Preferred Stock with regards to the issuance of dilutive additional shares of common stock.
CEOcast, Inc. Warrants
On October 8, 2021, the Company (through Mullen Technologies) and CEOcast, Inc. entered into an agreement, whereby CEOCast, Inc. irrevocably committed to purchase, and the Company irrevocably committed to sell $15 million in warrants to acquire shares of Common Stock. The aggregate purchase price was paid to Mullen Technologies by means of a full recourse promissory note. The Company issued pre-funded warrants that are registered in the name of CEOcast, Inc. The investor is committed to pay to the Company (through Mullen Technologies) in the principal amount of $15 million. The note receivable bears no interest, and the payment of principal will be made in 6 equal monthly installments beginning on the first business day of the calendar month. Before payments begin to the Company, the shares underlying the warrants must be registered via an effective registration statement filed with the U.S. Securities and Exchange Commission.
Corporate Information
Our principal offices are located at 1405 Pioneer St, Brea, CA 92821 and our telephone number is (714) 613-1900. Our website address is https://mullenusa.com/. Our website and the information contained on, or that can be accessed through, our website shall not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

This Offering
We are registering for resale by the Selling Stockholders named herein the 253,109,032 shares of our Common Stock as described below.
Securities being offered:
51,622,302 shares of our Common Stock, 4,974,266 shares of our Common Stock issuable upon conversion of our Series C Preferred Stock, and up to 196,512,464 shares of our Common Stock issuable upon exercise of the Warrants. The additional shares of our Common Stock included in this prospectus are being registered for resale pursuant to the terms of the Warrants and the Registration Rights Agreement to cover additional shares of Common Stock that may be issuable under the anti-dilution provisions contained in the terms of our Series C Preferred Stock and the Warrants and described herein under “Selling Stockholders” and “Description of Capital Stock.”
Use of proceeds:
We will not receive any of the proceeds from the sale or other disposition of shares of our Common Stock by the Selling Stockholders. However, we may receive the proceeds from any exercise of Warrants. See the section of this prospectus titled “Use of Proceeds.”
Market for Common Stock:
Our Common Stock is listed on The NASDAQ Capital Market under the symbol “MULN.” On March 24, 2022, the last reported sale price of our Common Stock on The NASDAQ Capital Market was $3.00 per share.
Risk factors:
See “Risk Factors” beginning on page 9 for risks you should consider before investing in our shares.

RISK FACTORS
Investing in our securities involves risks. You should carefully consider the risks, uncertainties and other factors described in the Company’s Registration Statement on Form 10-K (File No. 001-34887) filed with the SEC on December 29, 2021, as supplemented and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we have filed or will file with the Securities and Exchange Commission (the “SEC”), and in other documents which are incorporated by reference into this prospectus, as well as the risk factors and other information contained in or incorporated by reference into any accompanying prospectus supplement before investing in any of our securities. Our financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The risks and uncertainties described in the documents incorporated by reference herein are not the only risks and uncertainties that you may face.
Risks Related to the Offering
The Selling Stockholders may sell a large number of shares, resulting in substantial diminution to the value of shares of Common Stock held by our current stockholders.
Pursuant to our Amended and Restated Certificate of Incorporation and the terms of the Warrants, the Series C Preferred Stock may not be converted, and the Warrants may not be exercised, into shares of Common Stock to the extent that the issuance of shares of Common Stock would cause the Selling Stockholder to beneficially own more than 9.99% of our then outstanding shares of Common Stock. However, we do not have the right to control the timing and amount of any sales by the Selling Stockholders of the shares registered for resale hereunder. In addition, these restrictions do not prevent the Selling Stockholders from selling shares of Common Stock received in connection with such conversions or exercises and then receiving additional shares of Common Stock in connection with a subsequent issuance. In this way, the Selling Securityholders could sell more than 9.99% of the outstanding shares of Common Stock in a relatively short time frame while never holding more than 9.99% at any one time.
The market price of shares of our Common Stock could decline as a result of substantial sales of our Common Stock, particularly sales by our directors, executive officers and significant stockholders. Further, the registration of the sale of shares of our Common Stock hereunder may create a circumstance commonly referred to as an “overhang” whereby a large number of shares of our Common Stock become available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. The existence of an overhang and the anticipation of such sales, whether or not sales have occurred or are occurring, could cause the market price of our Common Stock to fall. It could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.
Our outstanding shares of convertible preferred stock contain anti-dilution protection, which may cause significant dilution to our stockholders.
As of March 31, 2022, we had outstanding 284,781,939 shares of Common Stock. As of that same date, we also had outstanding 1,925 shares of Series A Preferred Stock convertible into an aggregate of 192,500 shares of Common Stock, 2,783,659 shares of Series B Preferred Stock convertible into an aggregate of 2,783,659 shares of Common Stock and 8,304,896 shares of Series C Preferred Stock convertible into an aggregate of 8,304,896 shares of Common Stock. The issuance of shares of Common Stock upon the conversion of such shares of preferred stock would dilute the percentage ownership interest of holders of our Common Stock, dilute the book value per share of our Common Stock and increase the number of our publicly traded shares, which could depress the market price of our Common Stock.
In addition, the shares of Series B Preferred Stock and Series C Preferred Stock contain weighted average anti-dilution provisions which, subject to limited exceptions, would increase the number of shares issuable upon conversion of such preferred stock (by reducing the conversion price of the Series B Preferred Stock and Series C Preferred Stock) in the event that we in the future issue Common Stock, or securities convertible into or exercisable to purchase Common Stock, at a price per share lower than the conversion price then in effect.

Further, on January 31, 2022 we received stockholder approval by the written consent of a majority of our stockholders approving, and on January 31, 2022 filed a preliminary information statement of Schedule 14C with the SEC, seeking to ratify, the filing of a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to increase the conversion price of the Series B Preferred Stock and Series C Preferred Stock from $0.6877 per share to $8.84 per share. The Amendments were adopted to honor the terms set forth in the Second Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2021, by and among us, Net Element, Inc., Mullen Acquisition, Inc. and Mullen Technologies, Inc. (the “Merger Agreement”), pursuant to which we agreed to issue shares of our Series B Preferred Stock and Series C Preferred Stock to holders of Series B Preferred Stock and Series C Preferred Stock of Mullen Technologies, Inc. at a ratio of 1-for-12.846. Upon issuance of the preferred stock at such ratio a corresponding adjustment should have been made to the conversion price of such Series B Preferred Stock and Series C Preferred Stock and such adjustment should have been reflected in our Amended and Restated Certificate of Incorporation that was filed after the closing of the merger. Our board of directors and stockholders have approved the Amendments because such corresponding adjustment was not reflected in the Amended and Restated Certificate of Incorporation.
The Amendments do not have the effect of diluting holders of our Common Stock. However, after the filing of a Certificate of Amendment effecting the Amendments, in the event that we in the future issue Common Stock, or securities convertible into or exercisable to purchase Common Stock, at a price per share that is less than $8.84, then the number of shares issuable upon conversion of our Series B Preferred Stock and Series C Preferred Stock would increase. A Certificate of Amendment effecting the Amendments was filed on March 8, 2022.
On February 10, 2022, the Company and certain holders of Series C Preferred Stock entered into agreements pursuant to which, among other things, the holders irrevocably waived the anti-dilution rights and the adjustment of the conversion price and number of shares issuable upon conversion of Series C Preferred Stock with regards to the issuance of dilutive additional shares of common stock.
If such waivers are not enforced or if the Company or the investors breach the terms of the such waivers, any equity financing or debt financing that requires the issuance of equity securities or warrants, including by means of an equity line of credit, could trigger the weighted average anti-dilution provisions included in our Amended and Restated Certificate of Incorporation and cause the percentage ownership by our current stockholders to be diluted, which dilution may be substantial and could result in downward pressure on the price of our Common Stock.
Our commitment to issue shares of Common Stock pursuant to the terms of our preferred stock and the Warrants could encourage short sales by third parties which could contribute to the future decline of our stock price.
Our commitment to issue shares of Common Stock pursuant to the terms of our preferred stock and the Warrants has the potential to cause significant downward pressure on the price of our Common Stock. In such an environment, short sellers may contribute exacerbate any decline of our stock price. If there are significant short sales of our Common Stock, the share price of our Common Stock may decline more than it would in an environment without such activity. This may cause other holders of our Common Stock to sell their shares. If there are many more shares of our Common Stock on the market for sale than the market will absorb, the price of our common shares will likely decline.
The Selling Stockholders may participate in short sales of our Common Stock. They may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares. Such activity could cause a decline in the market price of the shares of our Common Stock.

USE OF PROCEEDS
We will receive no proceeds from the sale of shares of Common Stock by the Selling Stockholders.
We may receive proceeds from the exercise of the Warrants and issuance of the shares of our Common Stock issuable upon exercise of the Warrants. If all of the Warrants mentioned above were exercised for cash in full, the proceeds would be approximately $133.3 million. We intend to use the net proceeds of such Warrant exercise, if any, for the operational program budget. We can make no assurances that any of the Warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or in the period in which they will be exercised.

SELLING STOCKHOLDERS
The shares of Common Stock being offered by the Selling Stockholders are those held by the Selling Stockholders or issuable to the Selling Stockholders, upon the exercise of warrants or conversion of outstanding Series C Preferred Stock. For additional information regarding the issuances of those shares of Common Stock and the Warrants, see sections titled “The Exchange Agreement,” “Prior SPAs and Related Warrants,” “Additional Securities Purchase Agreement and Related Warrants,” and “Additional Investment Rights” above. We are registering the Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of shares of our Common Stock and the Warrants, the Selling Stockholders have not had any material relationship with us within the past three years.
The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder as of March 25, 2022, assuming conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of the Warrants and other convertible securities and/or rights held by the Selling Stockholders on that date, without regard to any limitations on exercises. The third column lists the maximum number of shares of Common Stock being offered by this prospectus by each of the Selling Stockholders.
Under the terms of the Series C Preferred Stock and the Warrants, a Selling Stockholder may not convert shares of the preferred stock into Common Stock or exercise the Warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.99%, as applicable, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination Common Stock issuable upon conversion of shares of the preferred stock which have not been converted or exercise of the notes and warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering if Greater than 1%
Acuitas Capital, LLC(1)	42,502,618	130,306,833	—	*
Digital Power Lending, LLC(2)	6,087,873	17,494,702	—	*
Esousa Holdings, LLC(3)	5,140,996	19,896,287	—	*
JADR Consulting Group Pty Limited(4)	7,028,508	24,011,327	—	*
Jess Mogul(5)	467,204	2,525,825	—	*
Jim Fallon(6)	281,447	1,978,659	—	*
Mank Capital, LLC(7)	574,365	2,325,469	—	*
TDR Capital Pty Limited(8)	14,277,363	48,256,219	—	*
Joel M. Vanderhoof(9)	166,401	1,634,988	—	*
Jon Sigurdsson(10)	95,086	934,279	—	*
Helen Burgess(11)	166,401	1,634,988	—	*
Vision Outdoor Living, Inc.(12)	37,354	367,038	—	*
Michael Friedlander(13)	99,613	407,734	—	*
Etienne L. Weidemann(14)	33,958	333,671	—	*
Jacques Terblanche(15)	33,958	333,671	—	*
Kurtis D. Hughes(16)	22,638	222,447	—	*
Robert J. Burgess(17)	45,278	444,895	—	*

*
Represents less than 1%

(1)
Consists of (i) 28,500,000 shares of Common Stock, (ii) 5,340,159 shares of Common Stock issuable upon conversion of 5,340,159 shares of Series C Preferred Stock, and (iii) 8,662,459 shares of Common Stock issuable upon exercise of 8,662,459 Warrants, which may be deemed to be beneficially owned by Terren Peizer, who serves as the Chief Executive Officer of Acuitas Capital, LLC. The address for Acuitas Capital, LLC is 2120 Colorado Ave, Ste 230, Santa Monica, CA 90404.

(2)
Consists of (i) 3,879,656 shares of Common Stock, (ii) 812,841 shares of Common Stock issuable upon conversion of 812,841 shares of Series C Preferred Stock and (ii) 1,395,376 shares of Common Stock issuable upon exercise of 1,395,376 Warrants, which may be deemed to be beneficially owned by David Katzoff, who serves as the Manager of Digital Power Lending, LLC. Digital Power Lending, LLC is a wholly owned subsidiary of Ault Global Holdings, Inc. The address for Digital Power Lending, LLC is 940 South Coast Drive, Ste 200, Costa Mesa, CA 92626.

(3)
Consists of (A) (i) 3,434,713 shares of Common Stock and (ii) 113,250 shares of Common Stock issuable upon conversion of 113,250 shares of Series C Preferred Stock, which may be deemed to be beneficially owned through Esousa Holdings, LLC by Michael Wachs, who serves as the sole Managing Member of Esousa Holdings, LLC and (B) 1,593,033 shares of Common Stock issuable upon exercise of 1,593,033 Warrants, which may be deemed to be beneficially owned through Ceocast, Inc. by Michael Wachs. The address for Esousa Holdings, LLC, Ceocast, Inc. and Michael Wachs is 211 E 43rd St, 4th Fl, New York, NY 10017.

(4)
Consists of (i) 5,036,215 shares of Common Stock, (ii) 498,073 shares of Common Stock issuable upon conversion of 498,073 shares of Series C Preferred Stock, and (iii) 1,494,220 shares of Common Stock issuable upon exercise of 1,494,220 Warrants, which may be deemed to be beneficially owned by Justin Davis-Rice, who serves as the Director of JADR Consulting Group Pty Limited. The address for JADR Consulting Group Pty Limited is Suite 61.06, 25 Martin Place, Sydney NSW 2000 Australia.

(5)
Consists of (i) 114,482 shares of Common Stock, (ii) 148,964 shares of Common Stock issuable upon conversion of 148,964 shares of Series C Preferred Stock, and (iii) 203,758 shares of Common Stock issuable upon exercise of 203,758 Warrants. The address for Jess Mogul is 347 W 87 St, Apt 2R, New York, NY 10024.

(6)
Consists of (i) 24,960 shares of Common Stock, (ii) 105,190 shares of Common Stock issuable upon conversion of 105,190 shares of Series C Preferred Stock, and (iii) 151,297 shares of Common Stock issuable upon exercise of 151,297 Warrants. The address for Jim Fallon is 137 West 83rd St, Apt 5W, New York, NY 10024.

(7)
Consists of (i) 302,143 shares of Common Stock, (ii) 115,160 shares of Common Stock issuable upon conversion of 115,160 shares of Series C Preferred Stock, and (iii) 157,062 shares of Common Stock issuable upon exercise of 157,062 Warrants, which may be deemed to be beneficially owned by Jess Mogul, who serves as the President of Mank Capital, LLC. The address for Mank Capital, LLC is 347 W 87 St, Apt 2R, New York, NY 10024.

(8)
Consists of (i) 10,292,777 shares of Common Stock, (ii) 996,146 shares of Common Stock issuable upon conversion of 996,146 shares of Series C Preferred Stock, and (iii) 2,988,440 shares of Common Stock issuable upon exercise of 2,988,440 Warrants, which may be deemed to be beneficially owned by Timothy Davis-Rice, who serves as the Director of TDR Capital Pty Limited. The address for TDR Capital Pty Limited is 4 Murchison Street, Mittagong, NSW 2575, Australia.

(9)
Consists of (i) 41,600 shares of Common Stock issuable upon conversion of 41,600 shares of Series C Preferred Stock and (ii) 124,801 shares of Common Stock issuable upon exercise of 124,801 Warrants. The address for Joel M. Vanderhoof is 1856 E Baywood Dr, Holladay, UT 84117.

(10)
Consists of (i) 23,771 shares of Common Stock issuable upon conversion of 23,771 shares of Series C Preferred Stock and (ii) 71,315 shares of Common Stock issuable upon exercise of 71,315 Warrants. The address for Jon Sigurdsson is 111 E Washington St, Orlando Fl 32801.

(11)
Consists of (i) 41,600 shares of Common Stock issuable upon conversion of 41,600 shares of Series C Preferred Stock and (ii) 124,801 shares of Common Stock issuable upon exercise of 124,801 Warrants. The address for Helen Burgess is 6905 South 1300 East, #4907, Cottonwood Heights, UT 84047-1817.

(12)
Consists of (i) 9,338 shares of Common Stock issuable upon conversion of 9,338 shares of Series C Preferred Stock and (ii) 28,016 shares of Common Stock issuable upon exercise of 28,016 Warrants. The address for Vision Outdoor Living, Inc. is 1421 North Wanda Rd, Ste 120, Orange, CA 92867.

(13)
Consists of (i) 37,356 shares of Common Stock, (ii) 24,902 shares of Common Stock issuable upon conversion of 24,902 shares of Series C Preferred Stock and (iii) 37,355 shares of Common Stock issuable upon exercise 37,355 Warrants. The address for Michael Friedlander is 46 Tarryhill Rd, Tarrytown, NY 10591.

(14)
Consists of (i) 8,489 shares of Common Stock issuable upon conversion of 8,489 shares of Series C Preferred Stock and (ii) 25,469 shares of Common Stock issuable upon exercise of 25,469 Warrants. The address for Etienne L. Wiedemann is 31222 Ceanothus Dr., Laguna Beach, CA 92651.

(15)
Consists of (i) 8,489 shares of Common Stock issuable upon conversion of 8,489 shares of Series C Preferred Stock and (ii) 25,469 shares of Common Stock issuable upon exercise of 25,469 Warrants.

(16)
Consists of (i) 5,659 shares of Common Stock issuable upon conversion of 5,659 shares of Series C Preferred Stock and (ii) 16,979 shares of Common Stock issuable upon exercise of 16,979 exercise. The address for Kurtis D. Hughes is 6636 Bouchelle Cove, Salt Lake City, UT 84121.

(17)
Consists of (i) 11,319 shares of Common Stock issuable upon conversion of 11,319 shares of Series C Preferred Stock and (ii) 33,959 shares of Common Stock issuable upon exercise of 33,959 Warrants. The address of Robert J. Burgess is PO Box 443, Broadbeach, Queensland 4218, Australia.

PLAN OF DISTRIBUTION
We are registering the shares of Common Stock to permit the resale of these shares of Common Stock by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock
The Selling Stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•
on any national securities exchange or quotation service on which the securities may

•
be listed or quoted at the time of sale;

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in the over-the-counter market;

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in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

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through the writing of options, whether such options are listed on an options exchange or otherwise;

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ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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an exchange distribution in accordance with the rules of the applicable exchange;

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privately negotiated transactions;

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short sales;

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sales pursuant to Rule 144;

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broker-dealers may agree with the selling securityholders to sell a specified number of

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such shares at a stipulated price per share;

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a combination of any such methods of sale; and

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any other method permitted pursuant to applicable law.

If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares. The Selling Stockholders may pledge or grant a security interest in some or all of the warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The Selling Stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus form is a part.
The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in marketmaking activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock. We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $225,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution. Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

DETERMINATION OF OFFERING PRICE
The prices at which the shares of Common Stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of Common Stock, by negotiations between the Selling Stockholders and buyers of our Common Stock in private transactions or as otherwise described in “Plan of Distribution.”

DESCRIPTION OF CAPITAL STOCK
General
We are authorized to issue up to 558,000,000 shares of capital stock, including 500,000,000 shares of Common Stock, par value $0.001 per share, and 58,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), of which 200,000 shares are designated as “Series A Preferred Stock,” 12,000,000 shares are designated as “Series B Preferred Stock,” and 40,000,000 shares are designated as “Series C Preferred Stock.” As of March 31, 2022, we had 284,781,939 shares of Common Stock, 1,925 shares of Series A Preferred Stock, 2,783,659 shares of Series B Preferred Stock and 8,304,896 shares of Series C Preferred Stock issued and outstanding.
The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our Common Stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our certificate of incorporation, as amended and bylaws, both of which are on file with the SEC as exhibits to previous SEC filings, for additional information. The summary below is qualified by provisions of applicable law.
Common Stock
Holders of our Common Stock are each entitled to cast one vote for each share held of record on all matters presented to stockholders, and shall be entitled to notice of any shareholders’ meeting, in accordance with the bylaws. Cumulative voting is not allowed; the holders of a majority of our outstanding shares of capital stock may elect all directors. Holders of our Common Stock are entitled to receive such dividends as may be declared by our board out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our directors are not obligated to declare a dividend. It is not anticipated that we will pay dividends in the foreseeable future. Holders of our do not have preemptive rights to subscribe to any additional shares we may issue in the future. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.
The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.
Preferred Stock
We may issue up to 58,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. Our board of directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers of the shares of such series, and the preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company, which could depress the market price of our Common Stock.

Voting Rights
Except as otherwise expressly provided by the amended and restated certificate of incorporation or as provided by law, the holders of shares of Common Stock and Preferred Stock shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders; provided, however, that, any proposal which adversely affects the rights, preferences and privileges of the Series A, B or C Preferred Stock must be approved by a majority in interest of the affected Series of Preferred Stock, as the case may be. Each holder of Common Stock, Series B Preferred Stock and Series C Preferred Stock will have the right to one vote per share (on a fully converted basis) held of record by such holder and each holder of Series A Preferred Stock will have the right to 1000 votes per share (on a fully converted basis) held of record by such holder; provided, however, that after November 5, 2024, each holder of Series A Preferred Stock will have the right to one vote per share (on a fully converted basis) held of record by such holder.
Series A Preferred Stock
200,000 shares of Preferred Stock are designated as Series A Preferred Stock.
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Conversion.   The Series A Preferred Stock is convertible at the option of each holder at any time on a 100-for-1 basis (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Common Stock). The Series A Preferred Stock will automatically convert into shares of Common Stock on a 100-for-1 basis (as so adjusted) upon the earlier of (i) a Qualified Public Offering (as such term is defined in the amended and restated certificate of incorporation) or (ii) the date specified by written consent or agreement of the holders of the then outstanding shares of Series A Preferred Stock.

Series B Preferred Stock
12,000,000 shares of Preferred Stock are designated as Series B Preferred Stock.
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Conversion.   The Series B Preferred Stock is convertible at the option of each holder at any time into the number of shares of Common Stock determined by dividing the Series B Original Issue Price (plus all unpaid accrued and accumulated dividends thereon, as applicable, whether or not declared), by the Series B Conversion Price, as applicable (in each case, the “Conversion Rate”), in effect on the date the certificate is surrendered for conversion. “Series B Original Issue Price” means $0.6877 per share for each share of the Series B Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series B Preferred Stock). The initial “Series B Conversion Price” is the Series B Original Issue Price, subject to adjustment as set forth in the amended and restated certificate of incorporation. Based on this formula, the Series B Preferred Stock is currently convertible into Common Stock on a 1-for-1 basis. The Series B Preferred Stock will automatically convert into shares of Common Stock upon the earlier of (i) a Qualified Public Offering (as such term is defined in the amended and restated certificate of incorporation) or (ii) the date specified by written consent or agreement of the holders of the then outstanding shares of Series B Preferred Stock. The Series B Preferred Stock will not be convertible by a holder to the extent that the holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, subject to certain protections as provided in the amended and restated certificate of incorporation.

Series C Preferred Stock
40,000,000 Shares of Preferred Stock are designated as Series C Preferred Stock.
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Conversion.   The Series C Preferred Stock is convertible at the option of each holder at any time into the number of shares of Common Stock determined by dividing the Series C Original Issue Price (plus all unpaid accrued and accumulated dividends thereon, as applicable, whether or not declared), by the Series C Conversion Price, as applicable (in each case, the “Conversion Rate”), in effect on the date the certificate is surrendered for conversion. The initial “Series C Conversion Price” is the Series C Original Issue Price, subject to adjustment as set forth in the amended and restated certificate of incorporation. Based on this formula, the Series C Preferred Stock is currently convertible into

Common Stock on a 1-for-1 basis. All of the Series C Preferred Stock shall automatically convert into Common Stock at any such time as (i) the shares underlying the Series C Preferred Stock are subject to an effective registration statement, (ii) the trading price for the Common Stock is more than two times the Series C Conversion Price for twenty (20) trading days in any period of thirty (30) consecutive trading days on Nasdaq CM and (iii) the average daily trading dollar volume of the Common Stock during such twenty trading days is equal to or greater than $4.0 million. The Series C Preferred Stock will not be convertible by a holder to the extent that the holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, subject to certain protections as provided in the amended and restated certificate of incorporation.
•
Dividends.   The Series C Preferred Stock bears a cumulative 15.0% per annum fixed dividend payable no later than the 5th day after the end of each month on the Series C Original Issue Price plus unpaid accrued and accumulated dividends. “Series C Original Issue Price” means $0.6877 per share for each share of the Series C Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series C Preferred Stock). Dividends on the Series C Preferred Stock are prior to any dividends on any other series of Preferred Stock or the Common Stock. The Company may elect to pay dividends for any month with a paid-in-kind election (“PIK”) if (i) the shares issuable further to the PIK are subject to an effective registration statement, (ii) the Company is then in compliance with all listing requirements of Nasdaq and (iii) the average daily trading dollar volume of the Company’s common stock for ten trading days in any period of twenty consecutive trading days on the NASDAQ is equal to or greater than $2 million.

•
Redemption Rights.   There is no mandatory redemption date, but, subject to the conditions set forth below, all, but not less than all, of the shares are redeemable by the Company at any time, provided that if the Company issues notice to redeem, investor shall have fifteen (15) days to convert such shares to common stock prior to the date of redemption. The redemption price is equal to the Series C Original Issue Price, plus accrued and accumulated dividends, (whether or not declared (the “Series C Redemption Price”). The conditions to the redemption are as follows: (i) the shares have been issued and outstanding for at least one (1) year, (ii) the issuance of the shares of Common Stock underlying the shares has been registered pursuant to the Securities Act and the registration statement is effective, and (iii) the trading price for the Common Stock is less than the Series C Conversion Price (as such term is defined in the amended and restated certificate of incorporation) for twenty (20) trading days in any period of thirty (30) consecutive trading days on the Nasdaq CM. In addition to the above, the shares are also redeemable in accordance with the following schedule provided the issuance of shares of Common Stock underlying the shares has been registered and the registration statement remains effective:

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Year 1: No Redemption

•
Year 2: Redemption at 120% of the Series C Redemption Price

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Year 3: Redemption at 115% of the Series C Redemption Price

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Year 4: Redemption at 110% of the Series C Redemption Price

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Year 5: Redemption at 105% of the Series C Redemption Price

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Year 6 and thereafter: Redemption at 100% of the Series C Redemption Price

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation, as amended, and Bylaws, as amended contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms. These provisions are as follows:

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Stockholder Meetings.   Under our bylaws, only the Board of Directors, the chairman of the Board, the chief executive officer, or the president (in the absence of a chief executive officer) may call special meetings of stockholders.

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No Cumulative Voting.    Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

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Amendment of Provisions in the Amended and Restated Certificate of Incorporation.    The amended and restated certificate of incorporation will generally require the affirmative vote of the holders of at least a majority of the outstanding voting stock in order to amend any provisions of the amended and restated certificate of incorporation concerning, among other things:

•
the required vote to amend certain provisions of the amended and restated certificate of incorporation; and

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the reservation of the Board of Director’s right to amend the amended and restated bylaws.

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Amendment of the bylaws.    An amendment of the bylaws by stockholders requires the affirmative vote of the holders of at least a majority of the outstanding voting stock.

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Concentrated Voting Power.    Shares of our Series A Preferred Stock have 1,000 votes per share, while shares of our Series B and Series C Preferred Stock and Common Stock have one vote per share. David Michery, Mullen founder and Chief Executive Officer, holds substantially all of the issued and outstanding shares of Mullen’s Series A Preferred Stock. Accordingly, Mr. Michery holds approximately 73% of the voting power of our capital stock. As such, Mr. Michery is able to control or exert significant influence over matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Mr. Michery may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of shares of our Common Stock.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:
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prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three (3) years prior to the determination of interested stockholder status, owned fifteen percent (15%) or more of a corporation’s outstanding voting securities.

Potential Effects of Authorized but Unissued Stock
We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.
The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in our Certificate of Incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.
Warrants
The Warrants were issued at an initial exercise price of $0.6877 per share, were immediately exercisable upon issuance and have a term of five years from the date of issuance. The exercise price was adjusted as provided in the warrants and further in accordance with the Merger Agreement such that the exercise price is now $8.84 per share. The Warrants were exercisable for an aggregate of 15,880,371 shares of Common Stock as of March 25, 2022.
The Warrants provide that if the Company issues or sells, enters into a definitive, binding agreement pursuant to which he Company is required to issue or sell or is deemed, pursuant to the provisions of the Warrants, to have issued or sold, any shares of Common Stock for a price per share lower than the exercise price then in effect (a “Dilutive Issuance”), subject to certain limited exceptions, then the exercise price of the Warrants shall be reduced to such lower price per share. In addition, the exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment in connection with stock splits, dividends or distributions or other similar transactions.
Registration Rights
At the effective time of the Merger, various agreements that Mullen Technologies entered into were assumed by the Company, including the Exchange Agreement, the $20 Million SPA and the Registration Rights Agreement. These agreements caused the Company to be obligated to file one or more registration statements to register the resale of our Common Stock. See above sections titled “The Exchange Agreement,” “Prior SPAs and Related Warrants,” “Additional Securities Purchase Agreement and Related Warrants.”
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock and Warrants is Continental Stock Transfer & Trust Company.

LEGAL MATTERS
Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by McDermott, Will & Emery LLP. If the validity of the securities offered hereby in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS
The consolidated financial statements at September 30, 2021 and 2020 and for the years then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of Daszkal Bolton LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION
This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the securities being offered hereby. This prospectus does not contain all of the information in the registration statement and its exhibits. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the securities hereby. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or documents. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its Website.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at its regional offices, a list of which is available on the Internet at http://www.sec.gov/contact/addresses.htm. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. Additionally, you may access our filings with the SEC through our website at https://investors.mullenusa.com/. The information on our website is not part of this prospectus.
We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:
Mullen Automotive Inc.
Attn: David Michery, President, CEO and Chairman
1405 Pioneer St
Brea, CA 92821
(714) 613-1900
You should rely only on the information in this prospectus and the additional information described above and under the heading “Incorporation of Certain Information by Reference” below. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.
We incorporate by reference the documents listed below that we have previously filed with the SEC:
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our Annual Report on Form 10-K for the year ended September 30, 2021, filed with the SEC on December 29, 2021 (as amended January 10, 2022);

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our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2021 filed on February 14, 2022;

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our Current Reports on Form 8-K dated November 4, 2021, November 12, 2021 (as amended November 19, 2021), January 24, 2022, February 28, 2022, and March 10, 2022;

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our definitive information statement on Schedule 14C filed with the SEC on February 11, 2022;

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the description of our Common Stock contained under the caption “Description of Securities” in the Company’s Registration Statement on Form S-4 (Registration No. 333-256166), filed with the SEC on May 14, 2021 (as amended by Form S-4/A on July 22, 2021), including any amendment or report filed for the purpose of updating such description.

All reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus but before the termination of the offering of the securities hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. We undertake to provide without charge to each person (including any beneficial owner) who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials in the manner set forth under the heading “Additional Information,” above.